SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                       Ivex Packaging Corporation
                             (Name of Issuer)

                 Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                 465855104
                              (Cusip Number)

                            J. Taylor Crandall
                              201 Main Street
                         Fort Worth, Texas  76102
                              (817) 390-8500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               April 17, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein (exclusive of shares held by Additional Persons as defined herein) is 1,668,448, which constitutes approximately 8.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 20,426,666 shares outstanding.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,668,448 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,668,448 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,668,448 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 8.2%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President of Keystone, Inc. with regard to 1,107,567 shares of Stock.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,107,567 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,107,567 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,107,567 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.4%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised by its President and sole director, Robert M. Bass.

Item 1.   Security and Issuer.

     This statement relates to shares of Common Stock, par value $.01 per share (the "Stock"), of Ivex Packaging Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 Tri-State Drive, Suite 200, Lincolnshire, Illinois 60069.

Item 2.   Identity and Background.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Robert M. Bass ("RMB") and Keystone, Inc., a Texas corporation ("Keystone"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Additional Persons"): Daniel L. Doctoroff ("Doctoroff"), Steven Gruber ("Gruber"), W.R. Cotham ("Cotham"), and J. Taylor Crandall ("Crandall"). RMB and Keystone are sometimes hereinafter referred to as the "Reporting Persons," and the Reporting Persons and the Additional Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     RMB

     RMB's business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Keystone, Inc. ("Keystone").

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:


                 RESIDENCE OR                PRINCIPAL OCCUPATION
  NAME           BUSINESS ADDRESS            OR EMPLOYMENT

Robert M. Bass         See above.                   See above.

J. Taylor Crandall     201 Main St., Ste. 3100            Vice President-Finance
                 Fort Worth, Texas 76102       of Keystone

W. Robert Cotham       201 Main St., Ste. 2600            Vice President/
                 Fort Worth, Texas 76102       Controller of BEPCO

William H. Medary          201 Main St., Ste. 3100        Vice President of
                 Fort Worth, Texas 76102       Keystone

Bernard J. Carl        1133 Connecticut Ave NW            Vice President of and
                 Suite 800                     consultant to
                 Washington, DC 20036          Keystone

Daniel L. Doctoroff    65 E. 55th St., 32nd Fl.           Vice President of and
                 New York, NY  10022           consultant to
                                               Keystone

Steven B. Gruber       65 E. 55th St., 32nd Fl.           Vice President of and
                 New York, NY  10022           consultant to
                                               Keystone

David G. Brown         201 Main St., Ste. 3100            Vice President of and
                 Fort Worth, Texas 76102       consultant to
                                               Keystone

Mark A. Wolfson        201 Main St., Ste. 3100            Vice President of and
                 Fort Worth, Texas 76102       consultant to
                                               Keystone

James N. Alexander     201 Main St., Ste. 3100            Vice President of and
                 Fort Worth, Texas 76102       consultant to
                                               Keystone

John R. Monsky         65 E. 55th St., 32nd Fl.           Vice President of and
                 New York, NY  10022           consultant to
                                               Keystone

Robert B. Henske       201 Main St., Ste. 3100            Vice President of and
                 Fort Worth, Texas 76102       consultant to
                                               Keystone

Gary W. Reese          201 Main St., Ste. 2600            Treasurer of BEPCO
                 Fort Worth, Texas 76102


  BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

  Keystone

  See above.

  (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

  None of the Reporting Person's expended any funds to acquire any shares of the Stock. All shares of the Stock reported herein were acquired by the Reporting Persons pursuant to the pro rata distribution of Stock by Acadia Partners, L.P. ("Acadia") and certain associated entities.

Item 4.  Purpose of Transaction.

  The Reporting Persons acquired the shares of the Stock reported herein pursuant to the pro rata distribution of Stock by Acadia and certain associated entities, and intend to hold such Stock for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem material to its respective investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

  (a)

Reporting Persons

  RMB

  Because of his position as the President of Keystone, RMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,107,567 shares of the Stock, which, together with the 560,881 shares of the Stock that RMB directly beneficially owns, constitutes in the aggregate approximately 8.2% of the outstanding shares of the Stock.

  Keystone

  Acting through its President, RMB, the aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,107,567, which constitutes approximately 5.4% of the outstanding shares of the Stock.

Additional Persons

  Doctoroff

  The aggregate number of shares of the Stock that Doctoroff owns beneficially, pursuant to Rule 13d-3 of the Act, is 174,563, which constitutes approximately 0.9% of the outstanding shares of the Stock.

  Gruber

  The aggregate number of shares of the Stock that Gruber owns beneficially, pursuant to Rule 13d-3 of the Act, is 173,474, which constitutes approximately 0.9% of the outstanding shares of the Stock.

  Cotham

  Because of his position as the managing general partner of 26
Associates and as the President of Panther City Investment Co., which is the trustee of the Margaret Lee Bass 1980 Trust, which in turn is the managing partner of Capital Partnership, Cotham may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 231,458 shares of the Stock, which, together with the 2,163 shares of the Stock that Cotham directly beneficially owns, constitutes in the aggregate approximately 1.1% of the outstanding shares of the Stock.

  Crandall

  Because of his position as the President and sole stockholder of Acadia MGP, Inc. ("Acadia MGP"), which is the managing general partner of Acadia FW Partners, L.P. ("Acadia FW"), which is the sole general partner of Acadia, which is the sole general partner of Acadia Electra Partners, L.P. ("Acadia Electra"), Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 231,956 shares of the Stock, which, together with the 36,259 shares of the Stock that Crandall directly beneficially owns, constitutes in the aggregate approximately 1.3% of the outstanding shares of the Stock.


  (b)

Reporting Persons

  RMB

  RMB has the sole power to vote or to direct the vote and to dispose or direct the disposition of 560,881 shares of the Stock. In addition, in his capacity as the President of Keystone, RMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,107,567 shares of the Stock.

  Keystone

  Acting through its President, RMB, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,107,567 shares of the Stock.

Additional Persons

  Doctoroff

  Doctoroff has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 174,563 shares of the Stock.

  Gruber

  Gruber has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 173,474 shares of the Stock.

  Cotham

  Cotham has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,163 shares of the Stock. In addition, in his capacity as the Managing General Partner of 26 Associates, and as the President of Panther City Investment Co., which is the trustee of the Margaret Lee Bass 1980 Trust, which in turn is the managing partner of Capital Partnership, Cotham has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 231,458 shares of the Stock.

  Crandall

  Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,259 shares of the Stock. In addition, in his capacity as the President and sole stockholder of Acadia MGP, which is the managing general partner of Acadia FW, which is the sole general partner of Acadia, which is the sole general partner of Acadia Electra, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 231,956 shares of the Stock.


  (c) None of the Reporting Persons have purchased or sold any shares of the Stock in the previous 60 days.

  (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

  (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.     Material to be Filed as Exhibits.

  Exhibit 99.1 -- Agreement pursuant to Rule 13d-(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:  April 27, 1998


                           KEYSTONE, INC.



                           By:  /s/ W.R. Cotham
                                W.R. Cotham, Vice President




                           By:  /s/ W.R. Cotham
                               W.R. Cotham
                           Attorney-in-Fact for:

                               ROBERT M. BASS (1)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

Exhibit                  Description
-------                  -----------

Exhibit 99.1     Agreement pursuant to Rule 13d-1(k)(1)(iii).